UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on September 21, 2020: Euroseas Ltd. Announces Charter for its Intermediate-size Container Vessel, C/V Akinada Bridge, Declaration of Option for the C/V Synergy Oakland and Sale of C/V Ninos.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO, of Euroseas commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-237128) filed with the U.S. Securities and Exchange Commission on March 12, 2020, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: September 21, 2020	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

Euroseas Ltd.

Announces Charter for its Intermediate-size Container Vessel, C/V Akinada Bridge, Declaration of Option for the C/V Synergy Oakland and Sale of C/V Ninos

Athens, Greece – September 21, 2020 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its container vessel, C/V “Akinada Bridge”, with capacity of about 5,600 teu and built in 2001, has extended her time charter contract for  a minimum duration of twelve months and maximum duration of thirteen months and an additional ten to twelve months in charterers option, at a daily rate of $17,250 and $20,000 respectively. The new rate will commence on October 30th 2020.

Furthermore, the charterers of C/V Synergy Oakland have declared their option to extend her charter for another 8-12 months at a rate that is determined by the Contex-4,250 Index less 10%. This rate will be applied starting October 23rd, 2020. As of 9/17/2020 the Contex-4,250 index stands at $15,369 and is subject to change every Tuesday and Thursday each week.

In addition to the above, the company signed an agreement to sell C/V Ninos, a 1,169 teu vessel, built in 1990 for scrap for approximately $2.36m gross. The vessel is expected to be delivered to the buyer prior to September end.

Aristides Pittas, Chairman and CEO of Euroseas commented: The strength of the intermediate size containership market has provided us with an opportunity to extend the charter of our C/V Akinada Bridge at a rate that will significantly contribute to our cash flow for the following year. Its contribution will complement the contributions of our 15 intermediate and feeder vessels, a segment on which we are focusing our growth strategy and where we aspire to leverage our position as the only US public platform of smaller containerships to consolidate other vessels or fleets.

We are cautiously optimistic about the prospects of the containership market across all segments as fleet growth over the next couple of years is expected to be low by recent trends. We are encouraged with the starting recovery of the charter market in late July 2020, but we still believe that the economic uncertainties remain high due to both the possibility of recurrence of the COVID-19 pandemic and the continuing trade tensions between the U.S. and China, which affect the containership market.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

Following the recent sale of C/V Ninos, the Company will have a fleet of 15 vessels, including 10 Feeder containerships and 5 Intermediate Containerships. Euroseas 15 containerships have a cargo capacity of 44,787 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com